May 30, 2025

Louis Gerken
Chief Executive Officer
FIGX Capital Acquisition Corp.
428 Greenwood Beach Road
Tiburon, CA 94920

       Re: FIGX Capital Acquisition Corp.
           Registration Statement on Form S-1
           Filed May 21, 2025
           File No. 333-287453
Dear Louis Gerken:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 28, 2025 letter.

Registration Statement on Form S-1 filed May 21, 2025
Risk Factors
Our warrant agreement will designate the courts of the State of New York or the United
States District Court for the Southern District . . ., page 97

1. We note your disclosure here that the exclusive forum provision of your warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act, but Section 9.3 of the form of warrant agreement filed as Exhibit
       4.4 does not contain the exclusion of the Exchange Act. Please revise or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Exchange Act.
 May 30, 2025
Page 2
Management, page 162

2. We acknowledge your response to prior comment 4. It appears that Jide Zeitlin is a director nominee for MSM Frontier Capital Acquisition Corp. Please revise to ensure your disclosure regarding your management's involvement with other companies is complete.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Lijia Sanchez